UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- **52125**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** AND ENDING **12/31/17**

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Portfolio Advisors Alliance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, Fourth Floor

(No. and Street)

New York   **NY**   **10017**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerri Wasserman   **(212) 812-8900**

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name – if individual, state last, first, middle name)

900 Circle 75 Parkway, Suite 1100   **Atlanta**   **Georgia**   **30339**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Kerri Wasserman__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Portfolio Advisors Alliance, LLC__ , as

of __December 31__, __2017__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public   2/2?/?

AMINE OULD IBBAT
Notary Public, State of New York
No 01OU6121036
Qualif ... tch ster County
Commission ... y 10, 20__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PORTFOLIO ADVISORS ALLIANCE, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Portfolio Advisors Alliance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Portfolio Advisors Alliance, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2006.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and Cash Equivalents	$	60,858
Receivable from Clearing Broker		45,583
Deposit with Clearing Broker		50,000
Prepaid Expenses		27,524
Property and Equipment, net of Accumulated		
Depreciation of $22,941		1,965
Loan Receivable From Officer		5,000
Other Assets		7,850
TOTAL ASSETS	$	198,780

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable & Accrued Expenses	$	68,242
Accrued Commissions		31,491
Total Liabilities		99,733
Member's Equity		99,047
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	198,780

See Accompanying Notes to Financial Statements.

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Commission Income	$	654,108
Private Placements		668,534
Mutual Fund Fees		15,949
Interest Income		17,873
Total Revenues		1,356,464
Expenses		
Commissions, Compensation and Benefits	$	1,080,143
Clearing Costs		64,340
Occupancy and Equipment		23,474
Regulatory Fees		21,017
Technology and Communications		4,798
Other Operating Expenses		126,821
Total Expenses		1,320,593
Net Income	$	35,871

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance - December 31, 2016	$	53,176
Member Contribution		10,000
Net Income		35,871
Balance - December 31, 2017	$	99,047

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities		
Net Income	$	35,871
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Depreciation		2,635
Increase in Prepaid Expenses and Other Assets		(5,328)
Decrease in Receivable From Clearing Broker		11,514
Decrease in Accounts Payable and Accrued Expenses		(43,709)
Decrease in Accrued Commissions		(14,450)
Net Cash Used by Operating Activites		(13,467)
Cash Flows From Financing Activities		
Member Contribution		10,000
Net Cash Provided by Financing Activities		10,000
Net Decrease in Cash		(3,467)
Cash and Cash Equivalents January 1, 2017		64,325
Cash and Cash Equivalents December 31, 2017	$	60,858

See Acccompanying Notes to Financial Statements.

PORTFOLIO ADVISORS ALLIANCE, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company began in 2000 as a registered broker dealer organized under the laws of the state of California and converted to the laws of the state of Delaware on September 24, 2015. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities and private placements for customers located throughout the United States. The Company operates from offices located in New York, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a limited liability company for income tax reporting purposes. Therefore, the members will report the entire taxable income on their individual income tax returns and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Receivable from Clearing Broker: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful. The receivable at December 31, 2017 is considered wholly collectible and no allowance for doubtful accounts is provided.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date. Private placement revenues from capital raising services are recognized when earned, which generally occurs when a transaction is funded.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for 2018. Management is evaluating the effect this pronouncement will have on the financial statements and related disclosures.

New Accounting Pronouncements (continued): In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is. subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $56,708 which was $50,059 above its required net capital of $6,649 and its ratio of aggregate indebtedness to net capital was 1.76 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – DEPOSIT WITH CLEARING BROKER

The Company clears all proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

NOTE E - CONTINGENCIES

At December 31, 2017, the Company has one customer arbitration matter and has received a Wells notice from the U.S. Securities and Exchange Commission related to fraud surrounding a private placement sold by the Company. The Company has accrued $25,000 at December 31, 2017 for the estimated cost to settle these matters.

NOTE F - LEASE

The Company rents office space pursuant to a twelve-month lease that ends January 31, 2018 and is subject to automatic renewal unless terminated. Rent expense for 2017 was $20,839.

NOTE G – RELATED PARTY TRANSACTIONS

All of the Company's private placement revenues earned during 2017 were from sales of units in a related entity.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2017

Net Capital		
Total Member's Equity Qualified for Net Capital	$	99,047
Deducations and/or Charges		
Non-Allowable Assets:		
Prepaid Expenses		27,524
Property and Equipment, net		1,965
Loan Receivable		5,000
Other Assets		7,850
Total Deductions and/or Charges		42,339
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		56,708
Less: Haircuts on Investment Securities		-
Net Capital	$	56,708
Aggregate Indebtedness	$	99,733
Percentage of Aggregate Indebtedness to Net Capital		176%
Minimum Net Capital Required	$	6,649
Excess Net Capital	$	50,059

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in form X-17A-5 and net capital as computed above

PORTFOLIO ADVISORS ALLIANCE, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934,
pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934,
pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Portfolio Advisors Alliance, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Portfolio Advisors Alliance, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Portfolio Advisors Alliance, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Portfolio Advisors Alliance, LLC stated that Portfolio Advisors Alliance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Portfolio Advisors Alliance, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Portfolio Advisors Alliance, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

PORTFOLIO ADVISORS ALLIANCE, LLC

Portfolio Advisors Alliance, LLC
535 Fifth Avenue, 4th Floor
New York, New York 10017
Tel: 212-812-8900
Fax: 212-867-1993

PORTFOLIO ADVISORS ALLIANCE
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 1, 2018

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Portfolio Advisors Alliance is a broker/dealer registered with the SEC and FINRA.

- Portfolio Advisors Alliance claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2017.

- Portfolio Advisors Alliance is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  ▶ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Portfolio Advisors Alliance has met the identified exemption provisions throughout the most recent fiscal year without exception.

- Portfolio Advisors Alliance has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2017.

The above statement is true and correct to the best of my and the Firm's knowledge.



Kerri Wasserman

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Portfolio Advisors Alliance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Portfolio Advisors Alliance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Advisors Alliance, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Portfolio Advisors Alliance, LLC's management is responsible for Portfolio Advisors Alliance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (PCAOB). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2******296************ALL FOR AADC 100
52125 FINRA DEC
PORTFOLIO ADVISORS ALLIANCE LLC
535 5TH AVE FL 4
NEW YORK, NY 10017-3020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,914

B. Less payment made with SIPC-6 filed (exclude interest) (733)
7/25/2017
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 1181

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Portfolio Advisors Alliance LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.

		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$	1 356 464

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   15 949

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   64 340

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions		80 289
2d. SIPC Net Operating Revenues	$	1 276 175
2e. General Assessment @ .0015	$	1 914

(to page 1, line 2.A.)

2